Exhibit 99.1

Motif Bio Appoints Scientific Opinion Leaders to Advisory Board

NEW YORK, May 10, 2017 (GLOBE NEWSWIRE) — Motif Bio plc (NASDAQ: MTFB; AIM: MTFB.LN), a clinical stage biopharmaceutical company specializing in developing novel antibiotics, today announced the appointment of Dr.Thomas Lodise, Dr.Thomas Holland and Dr. William O’Riordan to the Clinical Advisory Board.

The three new advisory board members are medical and scientific leaders in their fields:

Thomas Lodise, Pharm.D., Ph.D. is a Professor at Albany College of Pharmacy and Health Sciences, Albany, New York and an infectious diseases clinical pharmacy specialist at the Stratton VA Medical Center, Albany, New York. His specific research objectives are to develop “personalized” patient care strategies that improve outcomes; reduce the likelihood of drug-induced toxicities; minimize the emergence of antibiotic resistant infections; and reduce healthcare costs.  He has published over 110 peer-reviewed articles and is an editorial board member for Antimicrobial Agents and Chemotherapy, Pharmacotherapy, and Diagnostic Microbiology and Infectious Diseases.  He is the current chair of the PK Special Emphasis Panel for the Antibacterial Resistance Leadership Group (ARLG), an initiative funded by the National Institute of Allergy and Infectious Diseases (NIAID) of the National Institutes of Health (NIH).

Thomas L. Holland, M.D., MSc-GH is an Assistant Professor at Duke University School of Medicine. Board certified in infectious disease, Dr. Holland has held a number of clinical positions at Duke University School of Medicine and is currently Assistant Professor in the Department of Infectious Diseases. With over 30 publications, Dr. Holland is an expert in antibacterial resistance with a focus on Gram-positive bacteria and is a member of ARLG.

William D. O’Riordan, M.D. is the founder and CEO of eStudy Sites, one of the pre-eminent network of clinical trial sites in the U.S. He is certified with the American Board of Emergency Medicine and is the lead investigator at the Chula Vista Research Site in California.  Dr. O’Riordan has held a number of clinical positions at the UCLA (University of California, Los Angeles) Medical Center and works at the Department of Emergency Medicine at the Sharp Chula Vista Medical Center. As a clinical trial Investigator at the eStudy Site at the Chula Vista Research Site, he has overseen numerous clinical trials with antibacterial agents at all stages of clinical development.

Dr. David Huang, CMO of Motif Bio commented, “We are delighted to welcome these three outstanding scientific leaders to our Clinical Advisory Board. Each of them brings specific expertise that will be invaluable as we develop and prepare to commercialize iclaprim for patients with serious and life-threatening infections.”

About Motif Bio plc www.motifbio.com

Motif Bio is a clinical-stage biopharmaceutical company, engaged in the research and development of novel antibiotics designed to be effective against serious and life-threatening infections in hospitalized patients caused by multi-drug resistant bacteria. Our lead product candidate, iclaprim, is being developed for the treatment of acute bacterial skin and skin structure infections (ABSSSI) and hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), infections often caused by MRSA (methicillin resistant Staphylococcus aureus). Having completed the REVIVE-1 trial, patients are currently being enrolled and dosed in a second global Phase 3 clinical trial (REVIVE-2) with an intravenous formulation of iclaprim, for the treatment of ABSSSI. Data readout for REVIVE-2 is expected in the second half of 2017.

Forward-Looking Statements

This press release contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for Motif Bio’s product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for Motif Bio’s product candidates, (iii) Motif Bio’s ability to successfully commercialize its product candidates, (iv) Motif Bio’s ability to effectively market any product candidates that receive regulatory approval, (v) Motif Bio’s commercialization, marketing and manufacturing capabilities and strategy, (vi) Motif Bio’s expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of Motif Bio’s product candidates, (viii) Motif Bio’s ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (ix) Motif Bio’s estimates regarding the potential market opportunity for its product candidates, and (x) the factors discussed in the section entitled “Risk Factors” in Motif Bio plc’s Annual Report on Form 20-F filed with the SEC on May 1, 2017, which is available on the SEC’s web site, www.sec.gov. Motif Bio plc undertakes no obligation to update or revise any forward-looking statements.

For further information please contact:

Motif Bio plc Contact:

Graham Lumsden

Chief Executive Officer

ir@motifbio.com

Investor Contact:

Patricia L. Bank

Westwicke Partners

415-513-1284

patti.bank@westwicke.com